Federated National Holding Company and Subsidiaries

EXHIBIT 21.1

SUBSIDIARIES

Federated National Underwriters, Inc., a Florida corporation

Century Risk Insurance Services, Inc., a Florida corporation

Federated National Insurance Company, a Florida corporation

Federated Premium Finance, Inc., a Florida corporation

Insure-Link, Inc., a Florida corporation

Federated National Adjusting, Inc., a Florida corporation